UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

Foamex International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

344123203

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn:  Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Richard J. Cooper

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

April 17, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344123203		Page 1 of 4
	1	Name of Reporting Person D. E. Shaw Laminar Portfolios, L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) WC
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 20,910,545
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 20,910,545
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,910,545
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 52.5%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) The calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based on 39,857,598 shares of outstanding common stock and includes the sum of (i) the 24,372,975 outstanding shares of Common Stock reported in the Issuer’s Form 10-K filed on April 4, 2008, (ii) the 620,083 shares of Common Stock issuable to the Significant Equityholders as a Cure Premium as discussed herein and (iii) the 14,864,540 shares of Common Stock issuable to D. E. Shaw Laminar Portfolios, L.L.C. from the potential conversion of the Series D Preferred Stock, assuming a conversion price of $0.65 per share of Common Stock as further described herein.

CUSIP No. 344123203		Page 2 of 4
	1	Name of Reporting Person D. E. Shaw & Co., L.P.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 20,929,287
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 20,929,287
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,929,287
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 52.5%(1)
	14	Type of Reporting Person (See Instructions) IA, PN

(1) The calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based on 39,857,598 shares of outstanding common stock and includes the sum of (i) the 24,372,975 outstanding shares of Common Stock reported in the Issuer’s Form 10-K filed on April 4, 2008, (ii) the 620,083 shares of Common Stock issuable to the Significant Equityholders as a Cure Premium as discussed herein, and (iii) the 14,864,540 shares of Common Stock issuable to D. E. Shaw Laminar Portfolios, L.L.C. from the potential conversion of the Series D Preferred Stock, assuming a conversion price of $0.65 per share of Common Stock as further described herein.

CUSIP No. 344123203		Page 3 of 4
	1	Name of Reporting Person D. E. Shaw & Co., L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 20,910,545
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 20,910,545
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,910,545
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 52.5%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) The calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based on 39,857,598 shares of outstanding common stock and includes the sum of (i) the 24,372,975 outstanding shares of Common Stock reported in the Issuer’s Form 10-K filed on April 4, 2008, (ii) the 620,083 shares of Common Stock issuable to the Significant Equityholders as a Cure Premium as discussed herein, and (iii) the 14,864,540 shares of Common Stock issuable to D. E. Shaw Laminar Portfolios, L.L.C. from the potential conversion of the Series D Preferred Stock, assuming a conversion price of $0.65 per share of Common Stock as further described herein.

CUSIP No. 344123203		Page 4 of 4
	1	Name of Reporting Person David E. Shaw
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) AF
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 20,929,287
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 20,929,287
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 20,929,287
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 52.5%(1)
	14	Type of Reporting Person (See Instructions) IN

(1) The calculation of the percentage of the outstanding shares of Common Stock beneficially owned by the Reporting Person is based on 39,857,598 shares of outstanding common stock and includes the sum of (i) the 24,372,975 outstanding shares of Common Stock reported in the Issuer’s Form 10-K filed on April 4, 2008, (ii) the 620,083 shares of Common Stock issuable to the Significant Equityholders as a Cure Premium as discussed herein, and (iii) the 14,864,540 shares of Common Stock issuable to D. E. Shaw Laminar Portfolios, L.L.C. from the potential conversion of the Series D Preferred Stock, assuming a conversion price of $0.65 per share of Common Stock as further described herein.

AMENDMENT NO. 8 TO SCHEDULE 13D

This Amendment No. 8 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 20, 2006, as amended by Amendment No. 1 to Schedule 13D, dated as of July 19, 2006, Amendment No. 2 to Schedule 13D, dated as of October 13, 2006, Amendment No. 3 to Schedule 13D, dated as of November 30, 2006, Amendment No. 4 to Schedule 13D, dated as of February 14, 2007, Amendment No. 5 to Schedule 13D, dated as of August 23, 2007, Amendment No. 6 to Schedule 13D, dated as of February 20, 2008, and Amendment No. 7 to Schedule 13D, dated as of April 4, 2008 (as amended, the “Schedule 13D”).  Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.  Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

This Amendment No. 8 is being filed to report that, as further described below, on April 17, 2008, Foamex International Inc. (the “Company”) delivered a notice (as described herein) to each of D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”), Goldman, Sachs & Co. (“Goldman Sachs”), and Sigma Capital Associates, LLC (“Sigma,” and together with Laminar and Goldman Sachs, the “Significant Equityholders”) pursuant to the Equity Commitment Letters, dated as of February 13, 2008 (the “Equity Commitment Letters”), between the Company and each of the Significant Equityholders.

The Reporting Persons may be deemed to be members of a group with the other Significant Equityholders within the meaning of Rule 13d-5(b) with respect to their interests in equity securities of the Company.  However, the Reporting Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other Significant Equityholder and (ii) any beneficial ownership of securities held by any person or entity (including any other Significant Equityholder) other than the shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) beneficially owned by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

In acquiring 9,661.9515 shares of Series D Preferred Stock (as defined below), Laminar expended $9,661,952 of its working capital.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby replaced as follows:

(a), (b) Based on information provided by the Issuer to the public in the Issuer’s Annual Report on Form 10-K filed on April 4, 2008, there were 24,372,975 shares of Common Stock outstanding as of March 24, 2008.

The Subject Shares (defined below in this Item 5) reported on this Schedule 13D are comprised of (i) 6,046,005 shares of Common Stock owned by Laminar, (ii) 14,864,540 shares of Common Stock that Laminar will have the right to acquire upon conversion of the Series D Preferred Stock (assuming conversion of all the shares of Series D Preferred Stock held by Laminar at a conversion price of $0.65 per share of Common Stock as further described herein) and (iii) 18,742 shares of Common Stock owned by DESCO LP.

Using the sum of (i) the number of outstanding shares of Common Stock reported by the Issuer to the public, (ii) the number of shares of Common Stock issuable to the Significant Equityholders as a Cure Premium as discussed herein, and (iii) the number of shares of Common Stock issuable to Laminar upon conversion of the Series D Preferred Stock (assuming conversion of all the shares of Series D Preferred Stock held by Laminar at a conversion price of $0.65 per share of Common Stock as further described herein), which sum is equal to 39,857,598 (the “Total Share Count”); the 20,910,545 shares of Common Stock beneficially owned by Laminar or issuable to Laminar upon conversion of the Series D Preferred Stock (assuming conversion of all the shares of Series D Preferred Stock held by Laminar at a conversion price of $0.65 per share of Common Stock as further described herein) (the “Laminar Shares”) represent approximately 52.5% of the Total Share Count, and the 18,742 shares of Common Stock beneficially owned by DESCO LP (the “DESCO LP Shares,” and together with the Laminar Shares, the “Subject Shares”) represent approximately 0.0% of the Total Share Count.

Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares and DESCO LP will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the DESCO LP Shares.

DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares.  As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares.  As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares.  None of DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Issuer directly and each such entity disclaims beneficial ownership of the Subject Shares.  DESCO LP does not own any of the Laminar Shares directly and disclaims beneficial ownership of the Laminar Shares.

David E. Shaw does not own any shares of the Issuer directly.  By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Subject Shares.  David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the Subject Shares.

Item 5(c) of the Schedule 13D is hereby supplemented as follows:

(c) As described in Item 6 below, at the time of the first issuance of the Series D Preferred Stock on April 22, 2008, an aggregate of 323,849 shares of Common Stock was paid to Laminar as a Cure Premium pursuant to its Equity Commitment Letter.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

As previously reported in Amendment 6 to the Schedule 13D, on February 13, 2008, the Significant Equityholders entered into the Equity Commitment Letters with the Company pursuant to which each of the Significant Equityholders gave a firm commitment to purchase, in cash, either (i) shares of Series D Preferred Stock of the Company (the “Series D Preferred Stock”), (ii) shares of Series E Preferred Stock of the Company (the “Series E Preferred Stock” and together with the Series D Preferred Stock, the “Securities”), or (iii) any combination of Series D Preferred Stock or Series E Preferred Stock, for an aggregate amount for all of the Significant Equityholders of up to $20 million.

Foamex L.P. (the “Borrower”), a subsidiary of the Company, is a borrower under (1) the First Lien Term Credit Agreement (the “First Lien Credit Agreement”), dated as of February 12, 2007, by and among the Borrower, the Company, as Parent Guarantor, Bank of America, N.A., as Administrative Agent and Collateral Agent (the “Administrative Agent”), and the lenders and other parties named therein, (2) the Second Lien Term Credit Agreement (the “Second Lien Credit Agreement” and together with the First Lien Credit Agreement, the “Credit Agreements”), dated as of February 12, 2007, by and among the Borrower, the Company, the Administrative Agent and the lenders and other parties named therein, and (3) the Revolving Credit Agreement (the “Revolver”), dated as of February 12, 2007, by and among the Borrower, the Company and the other guarantors named thereto, the Administrative Agent and the lenders and other parties named thereto.

On April 17, 2008, the Company delivered a notice to the Significant Equityholders pursuant to the Equity Commitment Letters, specifying that the Company estimates in good faith that the Company will require $18.5 million to facilitate the Borrower’s ability pursuant to Section 8.02(b) of the Credit Agreements or Section 9.2(d) of the Revolver, as applicable, to comply with its financial covenants under Section 7.12 of the Credit Agreements or Section 7.25 of the Revolver, as applicable, with respect to the first quarter of 2008. Pursuant to the Equity Commitment Letters, Laminar, Goldman Sachs, and Sigma are therefore obligated to purchase, for cash, Securities in an aggregate amount of $9,661,952, $5,169,034, and $3,669,014, respectively, from the Company. On April 21, 2008, Laminar informed the Company that it intends to fulfill its obligation under its Equity Commitment Letter by purchasing shares of Series D Preferred Stock in an aggregate amount of $9,661,952. Settlement of the transaction occurred on April 22, 2008.

At the time of the first issuance of the Series D Preferred Stock on April 22, 2008, an aggregate of 323,849 shares of Common Stock will be payable to Laminar as a premium (the “Cure Premium”) pursuant to its Equity Commitment Letter. The Cure Premium payable to Laminar will be equal to $522,267.65, payable in a number of shares of Common Stock determined based on the average trading price of the Common Stock for the 30-trading day period ending on the fifth trading day immediately preceding the date on which the Cure Premium will become payable. The aggregate Cure Premium payable to the Significant Equityholders pursuant to the Equity Commitment Letters will be 620,083 shares of Common Stock.

If the shares of Series D Preferred Stock are converted within ten days of the consummation of a rights offering that has occurred within ninety days of the first issuance of such shares, then the price per share of Common Stock to be received upon conversion of the Series D Preferred Stock will equal the price per share of Common Stock in such rights offering. In all other instances, the price per share will equal the average trading price of the Common Stock for the 30-trading-day period ending on the fifth trading day immediately preceding the conversion date. The Company announced on April 1, 2008, that it intends to make a rights offering to all of its stockholders to purchase Common Stock at $0.65 per share. Accordingly, the disclosures contained herein assume that the Series D Preferred Stock will be convertible into Common Stock at a conversion price of $0.65 per share of Common Stock.

Item 7.	Material to be filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Anne Dinning, Rochelle Elias, Julius Gaudio, John Liftin, Louis Salkind, Stuart Steckler, Maximilian Stone, and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated:  April 23, 2008

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C.,
as managing member

By: ________________________
Name: Julius Gaudio Title: Managing Director

D. E. SHAW & CO., L.P.

By:	_______________________
Name: Julius Gaudio Title: Managing Director

D. E. SHAW & CO., L.L.C.

By:	_______________________
Name: Julius Gaudio Title: Managing Director

DAVID E. SHAW

By:	_______________________
Name: Julius Gaudio Title: Attorney-in-Fact for David E. Shaw